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RECEIVED
FEB 2 8 2003
153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Long Island Investors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza
(No. and Street)

Jericho,	New York	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Juchem 516-935-1200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1305 Walt Whitman Road	Melville	NY	11747
(Address)	(City)	(State)	Zip Cope

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Juchem, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of First Long Island Investors, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a custome:

ENRICA SARASKY
Notary Public, State of New York
No. 01SA5084172
Qualified in Nassau County
Commission Expires September 2, ~~19~~ 2005

Enrica Sarasky
Notary Public

Signature
Stephen J. Juchem
Vice President & Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

1305 Walt Whitman Road
Suite 200
Melville, NY 11747-4302

Independent Auditors' Report

The Members of
First Long Island Investors, LLC:

We have audited the accompanying statements of financial condition of First Long Island Investors, LLC as of December 31, 2002 and 2001, and the related statements of income, changes in members' equity, and cash flows for the years then ended, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Long Island Investors, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2002 financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2003

FIRST LONG ISLAND INVESTORS, LLC

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash	$	238,386	230,742
Accounts receivable		156,544	155,526
Furniture and fixtures, at cost (less accumulated depreciation of $355,173 and $305,980, respectively)		72,451	121,644
Cash surrender value – key-man life insurance		280,974	244,075
	$	748,355	751,987
Liabilities and Members' Equity			
Liabilities and accrued expenses	$	184,228	—
Members equity		564,127	751,987
	$	748,355	751,987

See accompanying notes to financial statements.

FIRST LONG ISLAND INVESTORS, LLC

Statements of Income

Years ended December 31, 2002 and 2001

		2002	2001
Revenue:			
Management fees	$	3,488,218	3,789,515
Interest income		43,283	71,025
Other income		—	47,063
		3,531,501	3,907,603
Expenses:			
Salaries and bonuses		2,282,846	2,491,792
Professional fees		95,077	115,836
Rent		263,045	249,256
Employee benefits		151,840	149,493
Insurance		46,149	71,651
Profit sharing		110,270	135,353
Office stationery and supplies		56,503	59,486
Depreciation		49,193	64,172
Business promotion		65,277	61,619
Automobile		37,767	37,097
Dues and subscriptions		22,590	17,111
Contributions		23,000	36,900
Telephone		29,841	31,201
Equipment rentals		25,652	27,649
Miscellaneous		14,675	18,083
		3,273,725	3,566,699
Net profit	$	257,776	340,904

See accompanying notes to financial statements.

FIRST LONG ISLAND INVESTORS, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2002 and 2001

		Total members' equity
Balance at December 31, 2000	$	676,028
Member loans, repayments		35,055
Net profit		340,904
Distributions to members		(300,000)
Balance at December 31, 2001		751,987
Net profit		257,776
Repurchase of member interest		(245,636)
Distributions to members		(200,000)
Balance at December 31, 2002	$	564,127

See accompanying notes to financial statements.

FIRST LONG ISLAND INVESTORS, LLC

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net profit	$	257,776	340,904
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation		49,193	64,172
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable		(1,018)	6,887
Increase in cash surrender value of key-man life insurance		(36,899)	(39,794)
Increase (decrease) in member buyout payable		184,228	(118)
Total adjustments		195,504	31,147
Net cash provided by operating activities		453,280	372,051
Cash flows from investing activities:			
Cash proceeds from disposition of furniture and fixtures		—	597
Net cash provided by investing activities		—	597
Cash flows from financing activities:			
Member distributions		(200,000)	(300,000)
Repurchase of member interest		(245,636)	—
Repayment of member loans, net		—	35,055
Net cash used in financing activities		(445,636)	(264,945)
Net increase in cash		7,644	107,703
Cash at beginning of period		230,742	123,039
Cash at end of period	$	238,386	230,742

See accompanying notes to financial statements.

FIRST LONG ISLAND INVESTORS, LLC

Notes to Financial Statements

December 31, 2002 and 2001

(1) Organization

First Long Island Investors, LLC (the Company) was organized on August 1, 1998 under Delaware state law. The Company is a diversified financial services firm rendering both investment management and advisory services and is registered with the United States Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940. In addition, the Company is registered as a broker/dealer with the U.S. Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

(2) Summary of Significant Accounting Policies

(a) *Depreciation of Furniture and Fixtures*

The value of furniture and fixtures is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the respective assets.

(b) *Use of Estimates*

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Income Taxes*

As a limited liability company, the Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the members are liable for individual Federal and State income taxes on their respective share of the Company's taxable income and include their respective share of the Company's net operating loss in their individual income tax returns.

(d) *Management of Partnership Affairs*

The Company receives a fee for management services (the Management Fee) provided for FLI Select Equity Funds I and II equal to 0.25% of the beginning capital account of each limited partner for such fiscal quarter (1.0% per annum).

(3) Partnership Interests

The Company had interests in various limited partnerships. In some cases the limited partners in these ventures include members of the Company. In many cases the Company was the general partner and had contributed no capital but retained a 1% (in some cases up to 10%) partnership interest. There were several other partnerships where the Company had a management agreement with the limited partners for a share of the profits. In both types of arrangements, the Company was not entitled to compensation until certain financial goals had been met.

(Continued)

FLI Islanders, L.P. was formed in 1992 to acquire an interest in a professional hockey team, which the Company had both a general partner and a limited partner interest investment. The hockey club was sold on July 1, 2000, and as a result of the sale, the Company received cash proceeds of $354,784 and recorded a gain from the sale of the investment in partnership interests of $273,179. The Company had received additional proceeds in the amount of $47,063 as of December 31, 2001.

(4) Benefit Plans

The Company's pension plan encompasses a defined contribution plan under Section 401(k) of the Internal Revenue Code. All full-time employees are eligible for voluntary participation upon employment. Under this plan, participants may contribute up to 15% of their base pay, subject to IRC limitations. Contributions by employees are not taxable until retirement. The Company does not match the employee's contributions.

The Company also maintains a Profit Sharing Plan. Contributions to this Plan are discretionary and are determined by the Company's management. A portion of the contributions are invested in the FLI Select Equity Fund L.P., a fund managed by the Company, and a portion are managed by the Company.

(5) Commitments

The Company is required to make rental payments under noncancelable operating leases covering office facilities, equipment, and automobiles. Generally, leases covering office facilities include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes.

Minimum rental commitments at December 31, 2002 under all operating leases are as follows:

Year ended December 31:		
2003	$	253,691
2004		250,202
2005		241,832
2006		213,876
2007		53,475
	$	1,013,076

(6) Significant Customer Transactions

Approximately 45% and 40% of management fee revenue earned during 2002 and 2001, respectively, was derived from persons who were significant customers of the Company and to whom professional services and advice have been rendered.

(7) Key-Man Life Insurance

The Company is the owner and beneficiary of key-man life insurance policies carried on the life of a partner bearing an aggregate face value of $1.4 million. No loans are outstanding against the policies, but there are no restrictions in the policies regarding loans. Insurance premium expense related to these policies is recorded in the statements of income.

(Continued)

(8) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $335,132 which was $322,851 in excess of its required net capital of $12,281.

Schedule I

FIRST LONG ISLAND INVESTORS, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:				
Total members' equity			$	564,127
Deductions and/or charges:				
Nonallowable assets:				
Accounts receivable	$	156,544		
Furniture and fixtures, net		72,451		228,995
Net capital before haircuts on securities positions (tentative net capital)				335,132
Haircuts on securities				—
Net capital			$	335,132
Aggregate indebtedness:				
Items included in statement of financial condition:				
Liabilities and accrued expenses			$	184,228
Total aggregate indebtedness			$	184,228
Computation of basic net capital requirement:				
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)			$	12,281
Excess net capital			$	322,851
Excess net capital at 1,000%			$	316,709
Ratio: Aggregate indebtedness to net capital				0.55:1

There are no material differences between the computation of net capital as of December 31, 2002 under Rule 15c3-1 included above and the computation included in Part IIA of Form X-17A-5, as amended and filed by the Company on February 20, 2003.

See accompanying independent auditor's report.

Schedule II

FIRST LONG ISLAND INVESTORS, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3, as amended, under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

See accompanying independent auditor's report.

1305 Walt Whitman Road
Suite 200
Melville, NY 11747-4302

The Members
First Long Island Investors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of First Long Island Investors, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2003